Exhibit 3.4

CS DIAGNOSTICS CORP

A Wyoming Corporation

(the “Company”)

CERTIFICATE OF DESIGNATION
SERIES C PREFERRED STOCK

Of the twenty-five million (25,000,000) shares of Preferred Stock, par value $0.00001 per share, authorized pursuant to the Articles of Incorporation, as amended, four million (4,000,000) of such shares are hereby designated as “Series C Preferred Stock.” The powers, designations, preferences, rights, privileges, qualifications, limitations and restrictions applicable to the Series C Preferred Stock are as follows:

A.	Designation. There is hereby designated a series of Preferred Stock denominated as Series C Preferred Stock, consisting of four million (4,000,000) shares, par value $0.00001 per share, having the powers, preferences, rights and limitations set forth below.

B.	Stated Value The stated value of the Series C Preferred Stock shall be One Thousand and 00/100 ($1,000/00) Dollars per share. (the “Stated Value”).

C.	Dividends. The holders of the Series C Preferred Stock shall be entitled to receive, out of funds legally available for the payment of dividends, cumulative dividends at the rate of 6.5% per annum of the stated value of each share of Preferred Stock (a “Dividend”). Such Dividends shall accrue daily and be payable semi-annually, in arrears, on each February 1st and August 1st, respectively, of each year (each, a "Dividend Payment Date"). Dividends shall be paid in cash to the extent funds are legally available for such payment. Any accrued but unpaid dividends shall compound annually at the rate of 6.5% per annum and remain payable prior to the payment of any dividends or other distributions on the Corporation’s common stock or any other junior securities.

D.	Liquidation Rights. The holders of the Series C Preferred Stock shall have liquidation rights as follows (the “Liquidation Rights”):

1.	Payments. In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Series C Preferred Stock are entitled to receive, out of legally available assets, a liquidation preference Stated Value of the Series C Preferred Stock, plus accrued and unpaid interest and any other payments then due with respect to such shares before any payment or distribution is made to the holders of the of the Corporation’s Series B Preferred Stock and it common stock (the “Common Stock”). But the holders of the Series C Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preferences of any series or class of the Corporation’s stock hereafter issued that ranks senior as to liquidation rights to the Special 2019 Series A Preferred Stock (“Senior Liquidation Stock”) has been paid in full. The holders of the Series C Preferred Stock and all other series or classes of the Corporation’s stock hereafter issued that rank on parity as to liquidation rights with the Series C Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable thereon. After payment in full of the liquidation preference of the shares of Series C Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Corporation.

2.	Corporate Action. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity, nor a sale or transfer of all or part of the Corporation’s assets for cash, securities or other property will be considered a liquidation, dissolution or winding upon the Corporation.

E.	Conversion. The holders of the Series C Preferred Stock shall have the right to convert their shares into Common Stock at a price equal to 90% of the thirty (30)-day average ask price of the Common Stock as quoted on any national securities exchange where the Company's securities are listed or traded, calculated as of the date the conversion notice is delivered to the Company (the "Conversion Price"). Such conversion right may be exercised at any time during which the Series C Preferred Stock is outstanding. Any holder of Series C Preferred Stock desiring to convert its shares shall provide a written notice of conversion to the Company specifying the number of shares to be converted, accompanied by the certificate evidencing the Series C Preferred Stock to be converted, as well as a duly executed stock power with signature medallion guaranteed (“Conversion Notice”). In the event that, at the time of its receipt of the Conversion Notice, the Company does not have a sufficient number of authorized but unissued and unreserved shares of Common Stock to permit conversion of all outstanding shares of Series C Preferred Stock, it shall, within five (5) business days following its receipt of the Conversion Notice, provide written notice of its receipt of the Conversion Notice to all holders of Series C Preferred Stock (the “Company Notice”). Each holder of Series C Preferred Stock shall then have a period of five (5) business days from the date of the Company Notice in which to provide written notice to the Company of such holder’s election to convert its Series C Preferred Stock into its pro-rata portion of the authorized but unissued and unreserved Common Stock upon conversion of the Series C Preferred Stock based upon the Conversion notice and responses to the Company Notice, if any. The first Conversion Notice received by the Company shall govern the issuance of Common Conversion Notice until the issuance of Common stock based upon the initial Conversion Notice has been completed. Future Conversion notices shall be governed by the process set forth in this paragraph. Notwithstanding the foregoing, at the option of the Company, all outstanding Series C Preferred Stock may be automatically converted into Common Stock at the then-applicable Conversion Price upon the occurrence of a change in control involving greater than fifty (50%) percent of the Company’s voting securities.

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F.	Voting rights. The Series C Preferred Stock does not carry any voting rights and the holders thereof shall not be entitled to participate in any of the Company’s stockholder meetings.

G.	Preemptive Rights. Each holder will have a pre-emptive right to maintain its proportionate interest in the Series C Preferred Stock by way of subscription for the necessary percentage in any New Offering. For purposes herein, a “New Offering” shall mean any public offering and/or any privately negotiated debt, equity or equity- linked investment accepted by the Company, which shall include, but is not limited to, any placement executed in compliance with certain exemptions provided for under the Securities Act of 1933, as amended (a “non-Rule 144a transaction”) or any registered direct transactions such as a primary shelf equity line or resale shelf equity line. In case one or more of the Stockholders reject such offer, the remaining Stockholders will have increased pre-emptive rights on a pro rata basis. Shares of Preferred Stock issued as a consequence of any employee incentive programs and/or execution of antidilution rights shall not trigger the pre-emptive rights.

H.	Company Redemption. On or after three (3) years following the issuance of shares of the Series C Preferred Stock, the Company may compel redemption of the shares, in whole or part, at its option, at the price per share equal to the Stated Value of such Preferred Stock at the time of such redemption, together with accrued but unpaid dividends and other payments then due with respect to such Preferred Stock (the “Company’s Redemption Price”). The Company shall provide written notice of its intent to redeem to the Stockholder (the “Company’s Redemption Notice”) and no Dividend shall accrue on the Stockholder’s Preferred Stock following receipt of Company’s Redemption Notice. The Company’s Redemption Price shall become due and payable on the next Dividend Payment Date.

I.	Stockholder Redemption. Upon either (a) the closing of a New Offering, the aggregate proceeds of which equal at least Five Hundred Million and 00/100 ($500,000,000/00) Dollars; or (b) the fifth anniversary of the issuance date a stockholder may compel redemption of the Series C Preferred Stock, in whole or part, at its option, at a price per share equal to the Stated Value of such shares at the time of such redemption, together with accrued but unpaid dividends and other payments then due with respect to such shares (the “Stockholders Redemption Price”). The stockholder shall provide written notice of its intent to redeem to the Company (the “Stockholder’s Redemption Notice”) and no Dividend shall accrue on the Series C Preferred Stock following receipt of Stockholder’s Redemption Notice. The Stockholder’s Redemption Price shall become due and payable on the next Dividend Payment Date. Notwithstanding the foregoing, the Company shall never be compelled to pay more than forty (40%) percent of its semi-annual net income as determined in accordance with Generally Accepted Accounting Principles towards Stockholder’s Redemption Price. Accordingly, the Stockholder’s Redemption Price shall be paid on a first come, first serve basis until paid in full.

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a.	Failure of Redemption. Should the Company be unable or otherwise refuse to honor any Stockholder’s Redemption Notice, the Company shall then cause the Stockholder’s Redemption to be offered to the other Stockholders (the “Redemption Offer”). Should another Stockholder not accept the Redemption Offer within six (6) months thereafter, the Stockholder having made the Redemption Offer shall be granted a security interest in the assets of the Company in an amount equal to the Redemption Offer. The Redemption Offer shall not expire unless withdrawn by the Stockholder, at which time any security interest granted shall extinguish. Moreover, the Company’s failure to honor any Stockholder’s Redemption Notice shall not interfere with that Stockholder’s right to receive Dividends.

J.	Protective Provisions. So long as shares of Series C Preferred Stock are outstanding, the Company shall not without first obtaining the approval (by voting or written consent, as provided by Wyoming law) of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock;

-	Alter or change the rights, preferences or privileges of the shares of the Series C Preferred Stock so as to affect adversely the holders of the shares; or

-	Do any act or thing not authorized or contemplated by this Designation which would result in taxation of the holders of shares of the Series C Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended).

K.	Preferences. Nothing contained herein shall be construed to prevent the Board of Directors of the Company from issuing one or more series of preferred stock with such preferences as may be determine by the Board of Directors, in its discretion.

L.	Amendments. Subject to the terms and conditions herein, the designation, number of, and voting powers, designations, preferences, limitations, restrictions and relative rights of the Series C Preferred Stock may be amended by the resolution of the Board of Directors. At any time that there are no shares of the Series C Preferred Stock outstanding, the Board of Directors may eliminate this class of securities by amendment to this Certificate of Designation.

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M.	Adjustments. The outstanding shares of the Series C Preferred Stock shall be proportionally adjusted to reflect any forward split or reverse split of the Company’s Common Stock occurring after the issuance of Series C Preferred Stock.

Dated: January 17, 2025	CS DIAGNOTICS CORP

	Name:	Thomas Fahrhoefer
	Title:	President

	Name:	Mohammad EsSayed
	Title:	Chief Financial Officer/Director

CS DIAGNOSTICS CORP

c/o Wyoming Discount Registered Agent, Inc 36 Shadow Brook Ln

Lander, WY 82520 USA

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